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August 11, 2008	direct dial 404 815 6444 direct fax 404 541 3402 DStockton@KilpatrickStockton.com
VIA EDGAR AND FACSIMILE
Ms. Jennifer R. Hardy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Servidyne, Inc. Preliminary Proxy Statement on Schedule 14A Filed July 21, 2008 File No. 0-10146
Dear Ms. Hardy:
On behalf of our client, Servidyne, Inc. (the “Company”), set forth below is the Company’s response to the comment raised in your letter. For your convenience, we have repeated your numbered comment followed by our response. For the convenience of the Staff, we have also sent to you paper and facsimile copies of this letter. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Preliminary Proxy Statement on Schedule 14A.
Approval and Adoption of an Amendment to the Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 10
1. Include in the definitive proxy statement these representations provided in the response:
•	The proposed increase in authorized shares for which the Company seeks shareholder approval is not related to the acquisition of Atlantic, which has already been completed and for which all of the related consideration has already been paid.

Ms. Jennifer R. Hardy	2	August 11, 2008

•	The Company does not have any agreement, arrangement or understanding at this time for any specific acquisition for which the authorized shares would be issued.
In accordance with your instructions to the Company, the Company plans to add the underlined representations so that the first bulleted paragraph on page 11 of its Preliminary Proxy Statement will read as follows once the Definitive Proxy Statement is filed. Note that we have added the word “stock” into the first new sentence below to reflect the fact that there is a post-closing working capital true-up in the Atlantic transaction which cannot result in the issuance by the Company of any additional shares of its common stock.
•	Allow the Company the flexibility of using Common Stock to raise capital and/or as consideration in acquiring other businesses. Since 2000, the Company has reinvented its business by assembling a new business platform focused on providing products and services that enable our customers to gain control of and reduce the operating costs of their facilities. The most recent in this series of acquisitions was the June 2008 acquisition of Atlantic Lighting and Supply Company (“ALS”) , a distributor of energy efficient lighting products. The proposed increase in authorized shares for which the Company seeks shareholder approval is not related to the acquisition of ALS, which transaction has already been consummated and for which all of the related stock consideration has already been delivered. The Company is continuously seeking opportunities to add more expertise and proprietary products and services to further enhance its core capabilities through additional acquisitions of businesses. Such acquisitions may be effected using shares of Common Stock or other securities convertible into Common Stock and/or by using capital that may need to be raised by selling such securities. The current small number of available authorized shares of Common Stock severely constrains the Company’s ability to effect acquisitions of businesses using shares of its Common Stock or issuing shares to raise capital to fund such acquisitions or for other purposes. The Company does not have any agreement, arrangement or understanding at this time with respect to any specific acquisition for which the authorized shares would be issued.

Very truly yours, KILPATRICK STOCKTON LLP
By:	/s/ David A. Stockton
David A. Stockton, a Partner

Ms. Jennifer R. Hardy	3	August 11, 2008

cc:	Securities and Exchange Commission Edward M. Kelly

cc:	Servidyne, Inc. Alan Abrams Rick Paternostro

cc:	Kilpatrick Stockton LLP David Eaton Emily Stuart